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                                                                    EXHIBIT 99.1

                             KELLER & COMPANY, INC.

                        FINANCIAL INSTITUTION CONSULTANTS
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX

January 18, 2006

The Boards of Directors
Monadnock Community Bancorp, Inc., MHC
Monadnock Community Bank
One Jaffrey Road
Peterborough, New Hampshire 03458

Re: Conversion Valuation Agreement

Attn: William M. Pierce

      Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Monadnock Community Bancorp, Inc. ("Monadnock Bancorp"), the stock holding company of Monadnock Community Bank ("Monadnock"), relating to the second stage conversion to stock form (the "Conversion") of Monadnock Community Bancorp, Inc., MHC ("Monadnock MHC"). KELLER will provide a pro forma valuation of the market value of the shares of Monadnock Bancorp to be sold in connection with the Conversion.

      KELLER is a financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. KELLER has completed conversion appraisals related to standard conversions, mutual holding company reorganizations, second stage mutual holding company conversions and conversions involving foundations and acquisitions.

      KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

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      The appraisal report will provide a detailed description of Monadnock, including its financial condition, operating performance, asset quality, interest rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of Monadnock's market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Monadnock with the comparable group and recognizing the risk related to the Conversion.

      In making its appraisal, KELLER will rely upon the information in the subscription and community offering prospectus, including the audited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Monadnock; the economic and demographic conditions in Monadnock's existing marketing area; pertinent historical financial and other information relating to Monadnock; a comparative evaluation of the operating and financial statistics of Monadnock with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the conversion on Monadnock's capital position and earnings potential; Monadnock Bancorp's proposed dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Monadnock, and will not independently value the assets or liabilities of Monadnock in order to prepare the appraisal.

      Upon completion of the conversion appraisal, KELLER will make a presentation to the boards of directors of Monadnock MHC and Monadnock Bancorp to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

      For its services in making this appraisal, KELLER's fee will be $25,000, plus out-of-pocket expenses not to exceed $1,500. The appraisal fee will include the preparation of one valuation update and any requested analysis regarding the financial impact of a charitable foundation on the conversion appraisal. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $25,000, the balance of which will be payable at the time of the completion of the appraisal.

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      Monadnock Bancorp agrees, by the acceptance of this proposal, to indemnify
KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Monadnock Bancorp or by an intentional omission by Monadnock Bancorp to state a material fact in the information so provided, except where KELLER or its employees and affiliates have been negligent or at fault.

      KELLER agrees to indemnify Monadnock Bancorp and Monadnock MHC and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

      This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.                      MONADNOCK COMMUNITY BANCORP, INC.,
                                            MHC.

By: /s/ Michael R. Keller                   By: /s/ William M. Pierce
   -----------------------------               ------------------------------
       Michael R. Keller                           William M. Pierce
       President                                   Chief Executive Officer

MONADNOCK COMMUNITY BANCORP, INC.

By: /s/ William M. Pierce
   -----------------------------
       William M. Pierce
       Chief Executive Officer

Date: February 1, 2006